Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1188 West Georgia Street

Vancouver, BC

V6E 4A2

Item 2	Date of Material Change

February 9, 2024.

Item 3	News Release

On February 9, 2024, a news release in respect of the material change was disseminated through Globe Newswire and a copy thereof has been filed on SEDAR+.

Item 4	Summary of Material Change

On February 9, 2024, the Company completed its bought deal public offering of 6,724,600 common shares (“Offered Shares”) at a price of US$3.40 per Offered Share (the “Offering Price”), for aggregate gross proceeds to the Company of US$22,863,640 (the “Offering”).

Item 5	Full Description of Material Change

On February 9, 2024, the Company completed the Offering for gross proceeds of US$22,863,640. The Offering was conducted by way of a prospectus supplement of the Company dated February 6, 2024, to the short form base shelf prospectus of the Company dated July 20, 2023, in all of the provinces and territories of Canada, other than Québec, and in the United States pursuant a prospectus supplement dated February 6, 2024 and accompanying base shelf prospectus dated July 20, 2023, under an effective registration statement filed with the U.S. Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system (File No. 333-272534). The Offering was completed through a syndicate of underwriters led by Canaccord Genuity Corp., as lead manager and joint bookrunner, together with BMO Capital Markets, as joint bookrunner, and H.C. Wainwright & Co., LLC, (collectively, the “Underwriters”), pursuant to which the Company issued a total of 6,724,600 Offered Shares at the Offering Price.

Pursuant to an underwriting agreement dated February 6, 2024 among the Company and the Underwriters, the Company granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of number of Offered Shares sold under the Offering to cover over-allotments, if any, and for market stabilization purposes.

The Company intends to use the net proceeds of the Offering to fund future royalty acquisitions and purchases of physical uranium.

Uranium Energy Corp. (“UEC”), an insider of the Company, purchased 1,047,614 Offered Shares. Prior to the Offering, UEC owned 16,930,750 common shares of the Company (“Common Shares”), representing approximately 15% of the total issued and outstanding Common Shares at such time. UEC acquired such Offered Shares, on the same terms as the Offering, in order to retain its proportionate ownership interest in the Company. After completion of the Offering, UEC holds 17,978,364 Common Shares, representing approximately 15% of the total issued and outstanding Common Shares.

The issuance of Offered Shares to UEC constitutes a related-party transaction under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The sale of Offered Shares to UEC is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, UEC exceeded 25.0% of the Company’s market capitalization. The Board has approved the Offering, the related party transaction with UEC and all ancillary matters. The Company did not file this material change report 21 days prior to closing of the Offering, as the aforementioned insider participation had not been confirmed at that time and the Company wished to close the transaction as soon as practicable for sound business reasons.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Scot Melbye

Chief Executive Officer

Phone: 604-396-8222

Item 9	Date of Report

February 9, 2024.